

Mail Stop 4628

April 4, 2016

Via E-mail
Jeffrey A. Craig
Chief Executive Officer and President
Meritor, Inc.
2135 West Maple Road
Troy, MI 48084-7186

> **Re: Meritor, Inc.**
> **Form 10-K for Fiscal Year Ended September 27, 2015**
> **Filed November 18, 2015**
> **File No. 1-15983**

Dear Mr. Craig:

We refer you to our comment letter dated March 8, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Anne Parker
       Assistant Director
       Division of Corporation Finance

       Richard D. Rose
       Interim Senior Vice President,
       General Counsel and Corporate Secretary
       Meritor, Inc.

       Paul D. Bialy
       Vice President and Controller
       Meritor, Inc.